1798 Technology Drive, Suite 178
San Jose, CA  95110

April 8, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Document Capture Technologies, Inc
Withdrawal of Registration Statement on Form S-1
File Number: 333-124313

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Document Capture Technologies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the permanent withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-124313) updated May 1, 2008, together with all exhibits thereto (the “Registration Statement”).

Please send copies of the written order granting withdrawal of the Registration Statement to Carolyn Ellis Document Capture Technologies, Inc, 1798 Technology Drive, Suite 178 San Jose, CA 95110, with a copy to Jody Samuels Jody R. Samuels, Esq. Richardson & Patel LLP 10900 Wilshire Blvd. Los Angeles, CA 90024.

If you have any questions with respect to this matter, please contact Carolyn Ellis at (858) 663-0552 or Jody Samuels at (212)-907-6689.

DOCUMENT CAPTURE TECHNOLOGIES, INC.

By:	/s/ Carolyn Ellis
Carolyn Ellis
Chief Operating Officer